UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number: 001-34149

DJSP ENTERPRISES, INC.
(Translation of registrant's name into English)

900 South Pine Island Drive
Suite 400
Plantation, Florida 33324
Tel: (954) 233-8000 ext. 2024
Fax: (954) 233-8570

(Address of Principal Executive Office)

Chardan 2008 China Acquisition Corp.
(Former Name)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Completion of Acquisition or Disposition of Assets

On January 15, 2009, DJP Enterprises, Inc. (the “Company”), formerly known as Chardan 2008 China Acquisition Corp., closed the acquisition of DAL Group, LLC.  Please see the proxy statement relating to the extraordinary meeting of shareholder (the “Proxy Statement”) which was called to approve the transaction (filed with the SEC on December 29, 2009) for additional information on the Company and the terms of the acquisition.

Unregistered Sales of Equity Securities

As disclosed in the Proxy Statement, simultaneously with the closing of acquisition of DAL Group, LLC, the Company closed on a private placement of 1,500,000 of its ordinary shares to certain accredited investors at a price of $7.00 per share, or an aggregate of $10,500,000.  Chardan Capital Markets, LLC acted as the sole placement agent in connection with the transaction.  The shares were sold in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933 because the transaction was done on a private basis to a limited number of accredited investors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 19, 2010

DJSP ENTERPRISES, INC.

By:	/s/ Kumar Gursahaney
Name: Kumar Gursahaney
Title: Interim Chief Financial Officer